February 6, 2007
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Alaska Communications Systems Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 9, 2006

Form 10-Q for Fiscal Quarters ended June 30, 2006
File No. 0-28167
Dear Sir,
In response to your letter of October 17, 2006 set forth herein is the response of Alaska Communications Systems Group, Inc. (“ACS”) or (“the Company”), to your request for clarification of one comment on our Form 10-Q for the Fiscal Quarter ended June 30, 2006.
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Form 10-Q, June 30, 2006
Financial Statements
8. Commitments and Contingencies, Page 15
1.	Explain to us what you mean by “(t)he intrinsic value of the assets was determined to be the cash settlement of $1,979,000 received from Crest in closing the transaction”. Tell us if you determined that this value is the fair value of the assets from Crest and, if so, tell us how you determined the fair value. Also, please explain to us your basis in GAAP for your accounting consideration of guidance in paragraphs 13-16 of SFAS No. 114.
The Company received the Crest assets and a cash settlement of $1,979,000. The Company determined that there is no observable market price for the Crest assets. Accordingly, the Company used a discounted cash flow method based on existing revenue contracts, potential future business and internal savings the Company could generate by using the asset, together with the stand alone costs of operating the asset, and determined the fair value of the Crest assets was nominal. The amount recognized as income was the cash settlement of $1,979,000 upon taking possession of the asset.

The Company has reviewed the guidance provided in paragraphs 13-16 of SFAS No. 114 “Accounting by Creditors for Impairment of Loans” and concluded that, exclusive of the cash settlement, the estimated fair value of the assets received was nominal, and, accordingly, the Company’s accounting treatment is consistent with the provisions of FAS 114.
Sincerely,
  /s/ DAVID WILSON
David Wilson
Senior Vice President, Chief Financial Officer and Treasurer
Alaska Communications Systems Group, Inc.